

February 11, 2011

Mr. Stephen J. Chesnut
Senior Vice President, Finance and Risk Management
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, UT   84121

> **Re: Overstock.com, Inc.**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **Filed October 29, 2010**
> **File No. 0-49799**

Dear Mr. Chesnut:

We have reviewed your supplemental response letter dated February 3, 2011 and have the following comments.

Form 10-Q for the quarterly period ended September 30, 2010
2. Accounting Policies, page 7
Sales returns allowance, page 12

1.   We acknowledge your response to comment one to our letter dated January 11, 2011. Explain to us in detail the events that necessitated the significant provision recorded in the fourth quarter of 2007 which, in retrospect, led to the gross cumulative excess in the allowance at the end of fiscal 2007.

2.   Refer to response number 28 in your prior letter dated July 9, 2010. You discuss various initiatives you implemented in early and late 2009 which you believe had an impact on reducing returns. Further, you state, "We monitored the impact of these initiatives in 2009, particularly during Q4 2009 following the introduction of the new supplier agreement, and determined at the end of 2009 that there was sufficient evidence of a sustained downward trend in returns from these initiatives (versus temporary or seasonal trends) and accordingly reduced our sales returns allowance based upon our analysis of trailing twelve month results." Based on the information you have provided us, it is not clear how you concluded a downward trend in returns became apparent by the end of fiscal 2009 or early 2010. In this regard, we note the following from your Exhibit 1:

- Actual returns as a percentage of revenue on a trailing twelve month ("TTM") basis decreased 4% from the fourth quarter of fiscal 2008 as compared to the fourth quarter of fiscal 2009.

- Actual returns as a percentage of revenue on a TTM basis increased by 5% from the first, second and third quarter of fiscal 2008 as compared to the first, second and third quarter of fiscal 2009, respectively.

- Actual returns as a percentage of revenue on a TTM basis only decreased by 3% in the fourth quarter of 2009 from the third quarter of fiscal 2009.

Please explain to us how a nominal decrease in the 2009 fourth quarter actual return experience on a TTM basis combined with the above factors justified the reduction in the gross cumulative excess in your allowance at fiscal year-end 2009 by over 77%. Further, it would appear that the downtrend in returns manifested itself in the fourth quarter of fiscal 2009. If this is the case, it is unclear to us whether you had sufficient experience to adequately conclude there was a sustained downward trend in returns as of December 31, 2009. Please explain to us how you could have reasonably concluded that sufficient evidence of a sustained downward trend in returns from these initiatives was established at the date the allowance for sales returns was substantially reduced.

3.   Exhibit 1 indicates that the amount charged to your statements of operations ("the provision") as a percentage of revenue was 11% in the fourth quarter of 2007, 9.8% in the fourth quarter of 2008, and 7.1% in the fourth quarter of 2009. In fiscal years 2007 and 2008, the quarterly provision as a percentage of revenue was highest in the fourth quarter consistent with your July 9, 2010 response to prior comment 28. In fiscal 2009, your fourth quarter provision as a percentage of revenue was the lowest of any quarter in fiscal 2009. Further, the provision recorded in the fourth fiscal quarter of 2009 is a full percentage point below the provision as a percentage of revenue on a TTM basis of 8.1% whereas in the fourth fiscal quarter of 2008 and 2007 the provision as a percentage of revenue significantly exceeded the provision as a percentage of revenues on a TTM basis. We also note from Exhibit 3 that the vast majority of sales returns related to your fourth fiscal quarter 2009 were processed before you filed your Form 10-K for the year ended December 31, 2009. In this regard, it appears 98% of the returns related to sales made in fourth fiscal quarter of 2009 were processed through the end of February 2010. Therefore, it would appear you could have factored into the fourth quarter 2009 provision the actual return experience subsequent to year end. Please explain why the provision for the fourth quarter of 2009 was uncharacteristically low.

4.   You disclose that your actual product returns have not differed materially from your estimates. It appears from the information you have provided that you were significantly over reserved at the end of fiscal 2007 and 2008 and continue to be over reserved, although less so, at the end of fiscal 2009. Please explain to us how you were able to conclude that the differences between your estimates and actual return experience were not material to your net income (loss).

5.   Please show us how you calculated the effect on net income (loss) if booked to actual reflected in your Exhibit 2a.

6.   You disclose on pages 57 and F-16 of your 2009 Form 10-K "We are not currently aware of any trends that would significantly change future returns experience compared to historical experience." Please explain to us how you concluded that your reduction of the sales return reserve from 2008 to 2009 was due to no apparent material reason as suggested by your disclosure or revise your disclosure accordingly.

7.   You disclose in each of your quarterly reports for 2010 that the decrease in the sales returns reserve compared to December 31, 2009 is primarily due to decreased revenues due to seasonality. We are not clear how or to what extent your initiatives are having an impact. If your initiatives are having an impact on your allowance in 2010, please revise your disclosure as previously requested.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding these comments on the financial statements and related matters. Please contact me at 202-551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief